EXHIBIT 7(c)(99)


          Business Editors/Computers Writers

          CAMPBELL, Calif.--(BUSINESS WIRE)--April 15, 1997--P-Com, Inc. (NASDAQ National Market:PCMS) announced it has signed a definitive agreement pursuant to which one of its wholly-owned subsidiaries will acquire all of the outstanding shares of capital stock of Control Resources Corporation ("CRC"), a provider of integrated network access devices to network service providers, in a stock-for-stock merger.

          CRC, located in Fair Lawn, New Jersey, manufactures products used by the communications industry to connect end user sites to a range of communications services. CRC's NetPath product line enables network service providers to offer their customers a migration path from entry-level data services to cost-effective integrated delivery of voice, video and Internet access. The NetPath product line also supports the network service provider's introduction of new technologies including Asynchronous Transfer Mode and Frame Relay.

          "This acquisition is expected to strengthen P-Com's equipment offerings to network service providers by allowing us to deliver more functionality with our next generation radios," stated George Roberts, Chairman and CEO of P-Com. "It will also allow P-Com to broaden our customer base to include organizations which depend exclusively on wireline access technology."

          The value of the transaction will be $22.0 million, which will be satisfied through the issuance of shares of P-Com Common Stock. The acquisition will be accounted for under the pooling of interests method of accounting. It is expected that the acquisition will be completed in late May 1997. The closing of the transaction is subject to CRC stockholder approval and certain other customary closing transactions.

          P-Com, Inc. develops, manufactures and markets millimeter wave radio systems for the worldwide wireless telecommunications market. The point-to-point and spread spectrum radio links provided by P-Com are designed to satisfy the network requirements of cellular and personal communications services, corporate communications, public utilities and local governments.

          Statements in this release that are forward looking involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance that may be suggested in this release. Such factors may include, but are not limited to, reliance upon subcontractors, fluctuations in customer demand, both in timing and volume, the Company's ability to have available an appropriate amount of production capacity in a timely manner, the timing of new technology and product introductions and the risk of early obsolescence. Further, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond the Company's control. Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its reports on Form 10-K and 10-Q.

          P-Com, Inc., with world headquarters in Campbell, California, USA and offices in Florida, Virginia, the UK, Italy, France, Germany, Mexico and Singapore, is committed to designing, manufacturing and marketing highly reliable and cost-effective radio transmission systems for the worldwide telecommunications industry. P-Com, Inc. is an ISO 9001 certified company. For additional information, contact P-Com at:

P-Com, Inc.; 3175 S. Winchester Boulevard; Campbell, CA 95008; USA;
            TEL:  408/866-3666; FAX:  408/866-3655

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       CONTACT:  P-Com, Inc.
                 Michael Sophie, 408/866-3666